The information in this pricing supplement is not complete and may be changed. This pricing supplement and the accompanying prospectus, prospectus supplement, and index supplement do not constitute an offer to sell these Notes, and we are not soliciting an offer to buy these Notes in any state where the offer or sale is not permitted.

Subject to Completion

Amendment No. 1 dated December 7, 2018 to the Preliminary Pricing Supplement dated November 29, 2018

Preliminary Pricing Supplement (To the Prospectus dated March 30, 2018, the Prospectus Supplement dated July 18, 2016 and the Index Supplement dated July 18, 2016)	Filed Pursuant to Rule 424(b)(2) Registration No. 333–212571

$[•] Annual Reset Coupon Buffered Notes due December 24, 2025 Linked to the S&P 500® Index Global Medium-Term Notes, Series A

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof
Initial Valuation Date:	December 19, 2018
Issue Date:	December 24, 2018
Final Valuation Date:*	December 19, 2025
Maturity Date:*	December 24, 2025
Reference Asset:	The S&P 500® Index (Bloomberg ticker symbol “SPX <Index>”)
Observation Periods:

The first Observation Period will begin on, and include, the Initial Valuation Date and end on, and include, the first Observation Date.

Each subsequent Observation Period will begin on, and include, the Observation Date on which the immediately preceding Observation Period ends, and end on, and include, the next following Observation Date. The final Observation Period will end on, and include, the Final Valuation Date.

Payment at Maturity:

If you hold the Notes to maturity, you will receive on the Maturity Date a cash payment per $1,000 principal amount Note that you hold (in each case, in addition to the final Annual Coupon Payment) determined as follows:

▪                   If the Reference Asset Return is greater than or equal to -12.00%, you will receive a payment of $1,000 per $1,000 principal amount Note

▪                   If the Reference Asset Return is less than -12.00%, you will receive an amount per $1,000 principal amount Note calculated as follows:

$1,000 + [($1,000 x (Reference Asset Return + Buffer Percentage)]

If the Reference Asset Return is less than -12.00%, you will lose 1.00% of the principal amount of your Notes for every 1.00% that the Reference Asset Return falls below -12.00%.  You may lose up to 88.00% of the principal amount of your Notes at maturity (not including the Annual Coupon Payments on the Notes).

Any payment on the Notes, including any Annual Coupon Payments and any payment at maturity, is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-in Power” and “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement for more information.

Consent to U.K. Bail-in Power

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-2 of this pricing supplement.

[Terms of the Notes Continue on the Next Page]

	Initial Issue Price(1)(2)	Price to Public	Agent’s Commission(3)	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	3.75%	96.25%
Total	$[•]	$[•]	$[•]	$[•]

(1)          Because dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all selling concessions, fees or commissions, the public offering price for investors purchasing the Notes in such fee-based advisory accounts may be between $962.50 and $1,000 per Note. Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes.

(2)          Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is expected to be between $900.00 and $928.30 per Note. The estimated value is expected to be less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-3 of this pricing supplement.

(3)          Barclays Capital Inc. will receive commissions from the Issuer of up to 3.75% of the principal amount of the Notes, or up to $37.50 per $1,000 principal amount. Barclays Capital Inc. will use these commissions to pay variable selling concessions or fees (including custodial or clearing fees) to other dealers. The actual commission received by Barclays Capital Inc. will be equal to the selling concession paid to such dealers.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-8 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete.   Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of either Barclays PLC or Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Terms of the Notes, Continued

Annual Coupon Payments:

On each Coupon Payment Date, you will receive an Annual Coupon Payment per $1,000 principal amount Note calculated as follows:

▪                   If the Annual Reference Asset Return for the relevant Observation Period is greater than or equal to 0.00%:

$1,000 x Maximum Digital Percentage

▪                   If the Annual Reference Asset Return for the relevant Observation Period is less than 0.00%:

$1,000 x Minimum Digital Percentage

Coupon Payment Dates:**

With respect to an Observation Period, the third business day following the Observation Date on which such Observation Period ends (provided that the final Coupon Payment Date will be the Maturity Date)

Maximum Digital Percentage:	6.05%
Minimum Digital Percentage:	2.00%
Buffer Percentage:	12.00%

Annual Reference Asset Return:

With respect to an Observation Period, the Reference Asset from the applicable Starting Annual Value to the applicable Ending Annual Value, calculated as follows:

Ending Annual Value – Starting Annual Value

Starting Annual Value

Starting Annual Value:

With respect to the first Observation Period, the Starting Annual Value will be the Initial Value

With respect to each subsequent Observation Period, the Starting Annual Value will be the Ending Annual Value for the immediately preceding Observation Period

Ending Annual Value:	With respect to an Observation Period, the Closing Value of the Reference Asset on the Observation Date on which such Observation Period ends

Observation Dates:*	The Observation Dates are as follows:

	Observation Date No.	Date
	First	December 19, 2019
	Second	December 21, 2020
	Third	December 20, 2021
	Fourth	December 19, 2022
	Fifth	December 19, 2023
	Sixth	December 19, 2024
	Seventh	Final Valuation Date

Reference Asset Return:	The performance of the Reference Asset from the Initial Value to the Final Value, calculated as follows: Final Value – Initial Value Initial Value
Initial Value:	[•], the Closing Value of the Reference Asset on the Initial Valuation Date
Final Value:	The Closing Value of the Reference Asset on the Final Valuation Date
Closing Value:

The term “Closing Value” means the closing level of the Reference Asset, as further described under “Reference Assets—Indices—Special Calculation Provisions” in the prospectus supplement, rounded to two decimal places

Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06746XZ48 / US06746XZ480

*                  Subject to postponement, as described under “Additional Terms of the Notes” in this pricing supplement.

**            If such day is not a business day, the relevant Annual Coupon Payment will be paid on the next following business day with the same force and effect. No interest will accrue as a result of any delayed payment.

ADDITIONAL DOCUMENTS RELATED TO THE OFFERING OF THE NOTES

You should read this pricing supplement together with the prospectus dated March 30, 2018, as supplemented by the prospectus supplement dated July 18, 2016 and the index supplement dated July 18, 2016, relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and “Selected Risk Considerations” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

When you read the prospectus supplement and the index supplement, note that all references to the prospectus dated July 18, 2016, or to any sections therein, should refer instead to the accompanying prospectus dated March 30, 2018, or to the corresponding sections of that prospectus.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated March 30, 2018:

https://www.sec.gov/Archives/edgar/data/312070/000119312518103150/d561709d424b3.htm

•                  Prospectus Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

•                  Index Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916133002/a16-14463_22424b3.htm

Our SEC file number is 1–10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

CONSENT TO U.K. BAIL-IN POWER

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the securities may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Considerations—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public, which we refer to as the “Initial Valuation Date,” based on prevailing market conditions on or prior to the Initial Valuation Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Initial Valuation Date is based on our internal funding rates. Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Initial Valuation Date is expected to be less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately six months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-8 of this pricing supplement.

You may revoke your offer to purchase the Notes at any time prior to the Initial Valuation Date. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to the Initial Valuation Date. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

SELECTED PURCHASE CONSIDERATIONS

The Notes are not suitable for all investors. The Notes may be a suitable investment for you if all of the following statements are true:

•                You understand and accept the risk that you will not participate in any appreciation of the Reference Asset, which may be significant, and that your return potential on the Notes is limited to the Annual Coupon Payments paid on the Notes.

•                You anticipate that the Reference Asset Return will be greater than or equal to -12.00% and you accept the risk that, if it is not, you may lose up to 88.00% of the principal amount of your Notes (not including the Annual Coupon Payments on the Notes).

•                You can tolerate a loss of a significant portion of your principal amount, and you are willing and able to make an investment that may have the downside market risk of an investment in the Reference Asset.

•                You understand and are willing and able to accept the risks associated with an investment linked to the performance of the Reference Asset.

•                You can tolerate fluctuations in the price of the Notes prior to scheduled maturity that may be similar to or exceed the downside fluctuations in the value of the Reference Asset.

•                You do not seek an investment for which there will be an active secondary market, and you are willing and able to hold the Notes to maturity.

•                You are willing to assume our credit risk for all payments on the Notes.

•                You are willing to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

The Notes may not be a suitable investment for you if any of the following statements are true:

•                You do not anticipate that the Reference Asset Return will be greater than or equal to -12.00% and/or you are unwilling or unable to accept the risk that, if it is not, you will lose up to 88.00% of the principal amount of your Notes (not including the Annual Coupon Payments on the Notes).

•                You seek an investment that participates in the full appreciation of the Reference Asset rather than an investment with a return that is limited to the Annual Coupon Payments paid on the Notes.

•                You do not understand and/or are unwilling or unable to accept the risks associated with an investment linked to the performance of the Reference Asset.

•                You cannot tolerate fluctuations in the price of the Notes prior to scheduled maturity that may be similar to or exceed the downside fluctuations in the value of the Reference Asset.

•                You seek an investment for which there will be an active secondary market, and/or you are unwilling or unable to hold the Notes to maturity.

•                You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

•                You are unwilling or unable to assume our credit risk for all payments on the Notes.

•                You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

You must rely on your own evaluation of the merits of an investment in the Notes. You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement, the prospectus and the index supplement. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

ADDITIONAL TERMS OF THE NOTES

The Final Valuation Date and the Maturity Date are subject to postponement in certain circumstances, as described under “Reference Assets—Indices—Market Disruption Events for Securities with an Index of Equity Securities as a Reference Asset” and “Terms of the Notes—Payment Dates” in the accompanying prospectus supplement.

In addition, the Reference Asset and the Notes are subject to adjustment by the Calculation Agent under certain circumstances, as described under “Reference Assets—Indices—Adjustments Relating to Securities with an Index as a Reference Asset” in the accompanying prospectus supplement.

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE ON THE NOTES

Illustrative Calculations of Annual Coupon Payments and the Payment at Maturity

The following examples set forth hypothetical step-by-step calculations of Annual Coupon Payments and the amount payable at maturity under various circumstances. The numbers appearing in the table are purely hypothetical and are provided for illustrative purposes only. These examples do not take into account any tax consequences from investing in the Notes and make the following key assumptions:

▪                 Hypothetical Initial Value: 100.00*

▪                 Closing Value on the first Observation Date: 110.00

▪                 Closing Value on the second Observation Date: 99.00

▪                 Closing Value on the third Observation Date: 103.95

▪                 Closing Value on the fourth Observation Date: 93.56

▪                 Closing Value on the fifth Observation Date: 98.24

▪                 Closing Value on the sixth Observation Date: 93.33

▪                 Closing Value on the final Observation Date: 93.33

▪                 Final Value of the Reference Asset on the Final Valuation Date: 93.33

* The hypothetical Initial Value of 100.00 has been chosen for illustrative purposes only and does not represent an actual likely Initial Value. The actual Initial Value will be equal to the Closing Value of the Reference Asset on the Initial Valuation Date.

Step 1: Determine the Annual Coupon Payments payable on the Notes. Based on the assumptions set forth above, the Annual Coupon Payments on the Notes will be calculated as follows:

	Observation Period
	First	Second	Third	Fourth	Fifth	Sixth	Final
Starting Annual Value	100.00	110.00	99.00	103.95	93.56	98.24	93.33
Ending Annual Value	110.00	99.00	103.95	93.56	98.24	93.33	93.33
Annual Reference Asset Return	10.00%	-10.00%	5.00%	-10.00%	5.00%	-5.00%	0.00%
Annual Coupon Payments	$60.50	$20.00	$60.50	$20.00	$60.50	$20.00	$60.50

Because the Annual Reference Asset Return for each of the first, third, fifth and final Observation Periods is not less than 0.00%, you will receive an Annual Coupon Payment of $60.50 per $1,000 principal amount Note on the related Annual Coupon Payment Dates, calculated as follows:

$1,000 x Maximum Digital Percentage

$1,000 x 6.05% = $60.50

Because the Annual Reference Asset Return for each of the second, fourth and sixth Observation Periods is less than 0.00%, you will receive an Annual Coupon Payment of $20.00 per $1,000 principal amount Note on the related Annual Coupon Payment Dates, calculated as follows

$1,000 x Minimum Digital Percentage

$1,000 x 2.00% = $20.00

In this example, the aggregate Annual Coupon Payments on the Notes are equal to $302.00 per $1,000 principal amount Note.

Step 2: Calculate the Payment at Maturity on the Notes

In this example, the Reference Asset Return (based solely on the Initial Value and the Final Value) is equal to -6.67%. Because the Reference Asset Return is not less than -12.00%, you will receive a payment at maturity of $1,000 per $1,000 principal amount Note that you hold (plus the final Annual Coupon Payment).

Because the aggregate Annual Coupon Payments shown in the examples above equal $302.00, the total payments that you will receive over the term of the Notes are equal to $1,302.00 per $1,000 principal amount Note that you hold. The total return on investment of the Notes is 30.20%.

Additional Examples of Amounts Payable at Maturity

The following table illustrates the hypothetical payments at maturity under various circumstances. The “total return” as used in these examples is the number, expressed as a percentage, that results from comparing the aggregate payments on the Notes (including the Annual Coupon Payments) to $1,000. The examples set forth below are purely hypothetical and are provided for illustrative purposes only. The numbers appearing in the following table and examples have been rounded for ease of analysis. The hypothetical examples below do not take into account any tax consequences from investing in the Notes and make the following key assumptions:

▪               Hypothetical Initial Value: 100.00*

▪               Annual Reference Asset Return is greater than or equal to 0.00% for all seven Observation Periods, resulting in an Annual Coupon Payment equal to $1,000 multiplied by the Maximum Digital Percentage, or $60.50 per Observation Period, which equals a total hypothetical Annual Coupon Payment of $423.50 in the aggregate(a)

▪               Annual Reference Asset Return is (i) greater than or equal to 0.00% for four Observation Periods, resulting in an Annual Coupon Payment equal to $1,000 multiplied by the Maximum Digital Percentage, or $60.50 per Observation Period and (ii) less than 0.00% for three Observation Periods, resulting in an Annual Coupon Payment equal to $1,000 multiplied by the Minimum Digital Percentage, or $20.00 per Observation Period, which equals a total hypothetical Annual Coupon Payment of $302.00 in the aggregate (b)

▪               Annual Reference Asset Return is (i) greater than or equal to 0.00% for two Observation Periods, resulting in an Annual Coupon Payment equal to $1,000 multiplied by the Maximum Digital Percentage, or $60.50 per Observation Period and (ii) less than 0.00% for five Observation Periods, resulting in an Annual Coupon Payment equal to $1,000 multiplied by the Minimum Digital Percentage, or $20.00 per Observation Period, which equals a total hypothetical Annual Coupon Payment of $221.00 in the aggregate (c)

▪               Annual Reference Asset Return is less than 0.00% for all seven Observation Periods, resulting in an Annual Coupon Payment equal to $1,000 multiplied by the Minimum Digital Percentage, or $20.00 per Observation Period, which equals a total hypothetical Annual Coupon Payment of $140.00 in the aggregate(d)

*            The hypothetical Initial Value of 100.00 has been chosen for illustrative purposes only and does not represent a likely Initial Value. The actual Initial Value will be equal to the Closing Value of the Reference Asset on the Initial Valuation Date.

For information regarding recent values of the Reference Asset, please see “Information Regarding the Reference Asset” in this pricing supplement.

Final Value	Reference Asset Return	Payment at Maturity(1)	Total Return on Notes (Including the Annual Coupon Payments)
200.00	100.00%	$1,000.00	42.35%(a)
190.00	90.00%	$1,000.00	42.35%(a)
180.00	80.00%	$1,000.00	42.35%(a)
170.00	70.00%	$1,000.00	42.35%(a)
160.00	60.00%	$1,000.00	42.35%(a)
150.00	50.00%	$1,000.00	42.35%(a)
140.00	40.00%	$1,000.00	30.20%(b)
130.00	30.00%	$1,000.00	30.20%(b)
120.00	20.00%	$1,000.00	30.20%(b)
110.00	10.00%	$1,000.00	30.20%(b)
105.00	5.00%	$1,000.00	30.20%(b)
100.00	0.00%	$1,000.00	22.10%(c)
90.00	-10.00%	$1,000.00	22.10%(c)
88.00	-12.00%	$1,000.00	22.10%(c)
80.00	-20.00%	$920.00	14.10%(c)
70.00	-30.00%	$820.00	4.10%(c)
60.00	-40.00%	$720.00	-5.90%(c)
50.00	-50.00%	$620.00	-24.00%(d)
40.00	-60.00%	$520.00	-34.00%(d)
30.00	-70.00%	$420.00	-44.00%(d)
20.00	-80.00%	$320.00	-54.00%(d)
10.00	-90.00%	$220.00	-64.00%(d)
0.00	-100.00%	$120.00	-74.00%(d)
(1) per $1,000 principal amount Note, excluding the final Annual Coupon Payment

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The value of the Reference Asset increases from an Initial Value of 100.00 to a Final Value of 170.00 and the aggregate Annual Coupon Payments over the term of the Notes are equal to $423.50.

Because the Reference Asset Return is greater than or equal to -12.00%, you will receive a payment at maturity of $1,000 per $1,000 principal amount Note, plus the final Annual Coupon Payment on the Notes.

The total return on investment of the Notes is 42.35%, the maximum possible return on the Notes.

Example 2: The value of the Reference Asset increases from an Initial Value of 100.00 to a Final Value of 120.00 and the aggregate Annual Coupon Payments over the term of the Notes are equal to $302.00.

Because the Reference Asset Return is greater than or equal to -12.00%, you will receive a payment at maturity of $1,000 per $1,000 principal amount Note, plus the final Annual Coupon Payment on the Notes.

The total return on investment of the Notes is 42.35%, the maximum possible return on the Notes.

Example 3: The value of the Reference Asset decreases from an Initial Value of 100.00 to a Final Value of 90.00 and the aggregate Annual Coupon Payments over the term of the Notes are equal to $221.00.

Because the Reference Asset Return is greater than or equal to -12.00%, you will receive, a payment at maturity of $1,000 per $1,000 principal amount Note, plus the final Annual Coupon Payment on the Notes.

The total return on investment of the Notes is 22.10%.

Example 4: The value of the Reference Asset decreases from Initial Value of 100.00 to a Final Value of 70.00 and the aggregate Annual Coupon Payments over the term of the Notes are equal to $221.00.

Because the Reference Asset Return is less than -12.00%, you will receive a payment at maturity of $820.00 per $1,000 principal amount Note that you hold, plus the final Annual Coupon Payment, calculated as follows:

$1,000 + [($1,000 x (Reference Asset Return + Buffer Percentage)]

$1,000 + [($1,000 x (-30.00% + 12.00%)] = $820.00

The total return on investment of the Notes is 4.10%.

Example 5: The value of the Reference Asset decreases from Initial Value of 100.00 to a Final Value of 50.00 and the aggregate Annual Coupon Payments are equal to $140.00.

Because the Reference Asset Return is less than -12.00%, you will receive a payment at maturity of $620.00 per $1,000 principal amount Note that you hold, plus the final Annual Coupon Payment, calculated as follows:

$1,000 + [($1,000 x (Reference Asset Return + Buffer Percentage)]

$1,000 + [($1,000 x (-50.00% + 12.00%)] = $620.00

The total return on investment of the Notes is -24.00%.

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Asset or its components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings of the prospectus supplement:

•                  “Risk Factors—Risks Relating to the Securities Generally”; and

•                  “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities, Indices of Equity Securities or Exchange-Traded Funds that Hold Equity Securities.”

In addition to the risks described above, you should consider the following:

•                Your Investment in the Notes May Result in a Significant Loss—The Notes differ from ordinary debt securities in that the Issuer will not necessarily repay the full principal amount of the Notes at maturity. If the Reference Asset Return is less than -12.00%, you will lose 1.00% of the principal amount of your Notes for every 1.00% that the Reference Asset Return falls below -12.00%.  You may lose up to 88.00% of the principal amount of your Notes (not including the Annual Coupon Payments on the Notes). Any payment on the Notes, including the repayment of principal, is subject to the credit risk of Barclays Bank PLC.

•                Potential Return Limited to the Annual Coupon Payments on the Notes, and You Will Not Participate in Any Appreciation of The Reference Asset—The positive return on the Notes is limited to the Annual Coupon Payments, each of which will not exceed the Maximum Digital Percentage multiplied by the principal amount of your Notes. You will not participate in any appreciation in the value of the Reference Asset, which may be significant, and you will not receive more than the principal amount of your Notes at maturity (plus the final Annual Coupon Payment) even if the Reference Asset has appreciated over the term of the Notes.

•          The Notes Are Subject to Volatility Risk—Volatility is a measure of the magnitude of the movements of the price of an asset (or level of an index) over a period of time. The Annual Coupon Payment amount is based on a number of factors, including the expected volatility of the Reference Asset. The Annual Coupon Payment amount is higher than the fixed rate that we would pay on a conventional debt security of the same tenor and is higher than it otherwise would have been had the expected volatility of the Reference Asset been lower. As volatility of the Reference Asset increases, there will typically be a greater likelihood that the value of the Reference Asset will decline such that the Reference Asset Return falls below -12.00%.

Accordingly, you should understand that the Annual Coupon Payment amount reflects, among other things, an indication of a greater likelihood that you will incur a loss of principal at maturity than would have been the case had the Annual Coupon Payment amount been lower. In addition, actual volatility over the term of the Notes may be significantly higher than expected volatility at the time the terms of the Notes were determined. If actual volatility is higher than expected, you will face an even greater risk that you will lose some of your principal at maturity for the reasons described above.

•                The Annual Coupon Payment in Respect of any Observation Period is Based Solely on the Starting Annual Value and Ending Annual Value of the Reference Asset for such Observation Period—The Annual Coupon Payment for an Observation Period will depend on whether the Annual Reference Asset Return for such Observation Period is positive or negative. The Annual Reference Asset Return for an Observation Period will be measured by comparing the Ending Annual Value for such Observation Period to the Starting Annual Value for such Observation Period. The Starting Annual Value and Ending Annual Value for any Observation Period will be based solely on the Closing Value of the Reference Asset on the Observation Dates that represent the beginning and the end of such Observation Period, respectively (or, in the case of the first Observation Period, the Initial Valuation Date and the first Observation Date). Accordingly, if the value of the Reference Asset drops on an Observation Date on which an Observation Period ends, the Annual Coupon Payment that you will receive in respect of such Observation Period may be less than it would have been had it been linked to the value of the Reference Asset at any time prior to such drop.

•                The Payment at Maturity of Your Notes is Based Solely on the Closing Value of the Reference Asset on the Final Valuation Date—The Final Value (and the resulting Reference Asset Return) will be based solely on the Closing Value of the Reference Asset on the Final Valuation Date. Accordingly, if the value of the Reference Asset drops on the Final Valuation Date, the payment at maturity on the Notes may be significantly less than it would have been had it been linked to the value of the Reference Asset at any time prior to such drop.

•                Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes, and in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•                Owning the Notes is Not the Same as Owning the Securities Composing the Reference Asset—The return on the Notes may not reflect the return you would realize if you actually owned the securities composing the Reference Asset. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of securities underlying the Reference Asset would have.

•                Historical Performance of the Reference Asset Should Not Be Taken as Any Indication of the Future Performance of the Reference Asset Over the Term of the Notes—The value of the Reference Asset has fluctuated in the past and may, in the future, experience significant fluctuations. The historical performance of the Reference Asset is not an indication of the future performance of the Reference Asset over the term of the Notes.  Therefore, the performance of the Reference Asset over the term of the Notes may bear no relation or resemblance to the historical performance of the Reference Asset.

•                The Estimated Value of Your Notes is Expected to be Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•                The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above might be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•                The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•                The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and May be Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•                The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect the Notes in Various Ways and Create Conflicts of Interest—We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the Reference Asset or its components. In any such market making, trading and hedging activity, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes. As Calculation Agent, we will determine any values of the Reference Asset and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make certain discretionary judgments relating to the Reference Asset and the Notes. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•                Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•                Tax Treatment—Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation. See “Tax Considerations” below.

•                Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that interact in complex and unpredictable ways and that may either offset or magnify each other, including:

o                the market price of, dividend rate on and expected volatility of the Reference Asset and the components of the Reference Asset;

o                the time to maturity of the Notes;

o                interest and yield rates in the market generally;

o                a variety of economic, financial, political, regulatory or judicial events;

o                supply and demand for the Notes; and

o                our creditworthiness, including actual or anticipated downgrades in our credit ratings.

INFORMATION REGARDING THE REFERENCE ASSET

The Reference Asset consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets.  Beginning in June 2016, U.S. common equities listed on Cboe BZX, Cboe BYX, Cboe EDGA or Cboe EDGX were added to the universe of securities that are eligible for inclusion in the Reference Asset and, effective March 10, 2017, the minimum unadjusted company market capitalization for potential additions to the Reference Asset was increased to $6.1 billion from $5.3 billion. As of July 31, 2017, the securities of companies with multiple share class structures are no longer eligible to be added to the Reference Asset, but securities already included in the Reference Asset have been grandfathered and are not affected by this change. For more information about the Reference Asset, please see “Indices—The S&P U.S. Indices” in the accompanying index supplement.

Historical Performance of the Reference Asset

The graph below sets forth the historical performance of the Reference Asset based on the daily Closing Values from January 1, 2013 through December 6, 2018. We obtained the Closing Values shown in the graph below from Bloomberg Professional® service (“Bloomberg”). We have not independently verified the accuracy or completeness of the information obtained from Bloomberg.

Historical Performance of the S&P 500® Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

TAX CONSIDERATIONS

You should review carefully the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts with Associated (Contingent) Coupons” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement. The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

In determining our reporting responsibilities, if any, we intend to treat (i) the Notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any contingent coupon payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts with Associated (Contingent) Coupons” in the accompanying prospectus supplement. Our special tax counsel, Davis Polk & Wardwell LLP, has advised that it believes this treatment to be reasonable, but that there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt.

Sale, exchange or redemption of a Note. Assuming the treatment described above is respected, upon a sale or exchange of the Notes (including redemption at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the Notes, which should equal the amount you paid to acquire the Notes (assuming contingent coupon payments are properly treated as ordinary income, consistent with the position referred to above). This gain or loss should be long-term capital gain or loss if you hold the Notes for more than one year, whether or not you are an initial purchaser of the Notes at the issue price. The deductibility of capital losses is subject to limitations. If you sell your Notes between the time your right to a contingent coupon payment is fixed and the time it is paid, it is likely that you will be treated as receiving ordinary income equal to the contingent coupon payment. It is also likely that a portion of the proceeds received from the sale or exchange of your Notes prior to a determination date but that can be attributed to the next succeeding coupon payment will be treated as ordinary income (at least to the extent of the Minimum Digital Percentage). You should consult your tax advisor regarding this issue.

As noted above, there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the Notes could be materially affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Non-U.S. holders. Insofar as we have responsibility as a withholding agent, we do not currently intend to treat contingent coupon payments to non-U.S. holders (as defined in the accompanying prospectus supplement) as subject to U.S. withholding tax. However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement. If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

Treasury regulations under Section 871(m) generally impose a withholding tax on certain “dividend equivalents” under certain “equity linked instruments.” A recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2021 that do not have a “delta of one” with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on our determination that the Notes do not have a “delta of one” within the meaning of the regulations, we expect that these regulations will not apply to the Notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the Notes. You should consult your tax advisor regarding the potential application of Section 871(m) to the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Issue Date indicated on the cover of this pricing supplement, which will be the third business day following the Initial Valuation Date (this settlement cycle being referred to as “T+3”). Under Rule 15c6–1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes will initially settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement. See “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The Notes are not intended to be offered, sold or otherwise made available to and may not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA Retail Investor”). For these purposes, an EEA Retail Investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended from time to time, “MiFID”); (ii) a customer within the meaning of Directive 2002/92/EC (as amended from time to time), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended from time to time, including by Directive 2010/73/EU). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended from time to time, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to EEA Retail Investors has been prepared and therefore offering or selling such Notes or otherwise making them available to any EEA Retail Investor may be unlawful under the PRIIPs Regulation.